

April 9, 2024

Diane Nguyen
Chief Legal Officer
D-Wave Quantum Inc.
2650 East Bayshore Road,
Palo Alto, CA 94303

> **Re: D-Wave Quantum Inc.**
> **Registration Statement on Form S-3**
> **Filed April 2, 2024**
> **File No. 333-278450**

Dear Diane Nguyen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Christina C. Russo